UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

_________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 16, 2022

Item 1

RELEVANT INFORMATION

Bogotá, March 16, 2022. Grupo Aval Acciones y Valores S.A. ("Grupo Aval") informs that, in connection with the transaction disclosed to the market on September 15, 2021, the Superintendency of Finance of Colombia (the "Superintendency") approved the transaction whereby Grupo Aval will spin off in favor of its shareholders, pro rata of their ownership of Grupo Aval shares, the shares of its indirect subsidiary, BAC Holding International Corp. ("BHI") to be received by Grupo Aval as a result of the demerger and spin-off of 75% of BHI by Banco de Bogotá S.A. ("BdeB") to its shareholders (including Grupo Aval), pro rata to their ownership of BdeB shares.

Trading Suspension on BVC; Certain Limitations for ADSs Traded on NYSE.

Additionally, Grupo Aval and BdeB have requested to the Colombian Stock Exchange - Bolsa de Valores de Colombia ("BVC") the suspension of the trading of Grupo Aval common and preferred shares and BdeB shares between March 22 and 29, 2022, inclusive. The last trading day prior to the trading suspension will be March 18, 2022.

The execution of the spin-off of BdeB, the execution of the spin-off of Grupo Aval, the execution of the merger operation between BHI (surviving and absorbing entity), SB Bogotá and SB Aval, and the listing of BHI's shares in the BVC are expected to happen within that trading suspension period.

Trading of Grupo Aval and BdeB shares is expected to resume on March 30, once the required transactions are completed.

Grupo Aval’s American Depositary Shares (“ADSs”) will continue to trade on the New York Stock Exchange despite the suspension of trading of the underlying preferred shares on the BVC. However, in conjunction with the trading suspension on the BVC, the Depositary for the ADSs will close its books for issuances and cancellations of ADSs starting on the close of business (New York City time) on March 18, 2022 through the close of business (New York City time) on March 29, 2022. During this period, ADS holders will not be able to exchange ADSs for preferred shares, or vice versa. The ability to make such exchanges is expected to resume on March 30, 2022.

Spin-off Record Date

If you own Grupo Aval’s common or preferred shares, you will receive one BHI Share for each one Grupo Aval common or preferred share that you own of record immediately prior to the open of business (Bogotá, Colombia time) on March 28, 2022.

If you own Grupo Aval ADSs, you will be entitled to elect to take delivery of 20 BHI Shares for each Grupo Aval ADS that you own of record at the close of business (New York City time) on March 28, 2022, provided that you properly and timely elect to do so and provide the Depositary for the ADSs with the required information for delivery to an account with a Colombian bank or broker. If you do not properly and timely make an election to receive BHI shares, you will receive the net cash proceeds from the sale of the BHI shares to which you would otherwise have been entitled.

Grupo Aval plans to make available an information statement to, among others, holders of its ADSs regarding the spin-off of BHI shares and will provide further information at that time.

Important Information

This communication is not an offer to sell or the solicitation of an offer to buy any securities. The BHI shares and information statement referred to herein will not be distributed in any jurisdiction in which such distribution would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel